EXHIBIT D

PRESS RELEASE, DATED AUGUST 6, 2012

FOR IMMEDIATE RELEASE

FOUNDER AND LARGEST SHAREHOLDER RICHARD SCHULZE SUBMITS PROPOSAL
TO ACQUIRE BEST BUY FOR $24.00 TO $26.00 PER SHARE

Minneapolis, MN, August 6, 2012 – Richard Schulze, Founder and former Chairman of Best Buy Co., Inc. (NYSE:BBY), today submitted a written proposal to the Best Buy Board of Directors to acquire all of the outstanding shares of the company that he does not already own for a price of $24.00 to $26.00 per share in cash.  The purchase price, which is based on current public information and is subject to due diligence, represents a premium of 36% to 47% to Best Buy’s closing stock price of $17.64 on August 3, 2012.

Schulze is Best Buy’s largest shareholder, controlling 20.1% of Best Buy shares.  He has developed a business plan that addresses the many challenges Best Buy faces and has held discussions with leading private equity firms interested in participating in the acquisition.  Based on these discussions, he plans to finance the proposed acquisition through a combination of investments from the private equity firms, reinvestment of approximately $1 billion of his own equity, and debt financing.  Credit Suisse, Schulze’s financial advisor, has informed him it is highly confident it can arrange the necessary debt financing.  Schulze has also held discussions with many highly regarded former Best Buy executives, including former CEO Brad Anderson and former President and COO Allen Lenzmeier, interested in rejoining the company.

Schulze said, “There is no question that now is the moment of truth for Best Buy and that immediate and substantial changes are needed for the company to return to its market-leading ways.  After assessing all of my options, it is my strong belief that Best Buy’s best chance for renewed success is to implement with urgency the necessary changes as a private company.  It is my strong preference to pursue an acquisition cooperatively with the Best Buy Board of Directors.  I have made repeated requests to the Board for several weeks to provide me with due diligence information and the consent to form a group required under Minnesota law, both of which will be necessary to reach a definitive agreement. While I preferred a private negotiation, time is of the essence. I am deeply concerned that further delay and indecision will cause additional loss of both value and talented leaders who are now uncertain of the company’s future. In order to move forward, I am today submitting a concrete proposal for the Board to consider and publicly disclosing it consistent with my obligations as a 13D filer.”

Schulze continued, “This proposal represents a unique win-win opportunity for everyone involved.  It would create a new day for Best Buy employees and provide public shareholders with a significant all-cash premium for their shares.  Importantly, it would eliminate the market and execution risk for Best Buy shareholders associated with a turnaround under an interim CEO, while giving the company the time and flexibility to take the steps it needs to win back customers and reinvigorate Best Buy’s trusted brand and culture of valued employees working together to satisfy our customers.”

Schulze concluded, “Best Buy remains a great company with great people, but it is imperative that the company move quickly to put in place the right structure and strategy so it can unlock the talent within the company today and focus on the future.  Best Buy has a long and proven track record of adapting to change, overcoming challenges, and coming out stronger than ever.  Under the leadership of proven executives with the knowledge, insight, experience and passion needed to get the company on the right path forward, I am confident we can bring back Best Buy -- and that the name over the door will once again mean something special to our customers and employees.”

Schulze spent 46 years with Best Buy and its predecessor company, Sound of Music, after founding the company in 1966.  He served as the company’s Chief Executive Officer, Chairman and a director until 2002.  He continued in the role of Chairman and a director from 2002 until resigning from the board in June 2012.

During the period from 1991 through 2009 when Schulze, Brad Anderson and Allen Lenzmeier worked together in executive leadership positions at Best Buy, the company’s revenues increased from approximately $900 million to over $45 billion, earnings before interest, taxes, depreciation and amortization (EBITDA) increased from approximately $30 million to $2.9 billion, and shareholders enjoyed a total return in excess of 16,000%.

Schulze is prepared expeditiously to enter into a customary confidentiality agreement and reach a definitive agreement with the Best Buy Board.

While he has not reached any agreements with any of the private equity firms or former executives, Schulze is confident, based on discussions held to date, that he can do so in short order with the consent of the Best Buy Board to form a group.

Credit Suisse is serving as financial advisor to Schulze and Shearman & Sterling LLP is serving as legal counsel.

The letter that Schulze sent today to the Board of Directors of Best Buy follows:

August 6, 2012

Board of Directors
Best Buy Co., Inc.
7601 Penn Avenue South
Richfield, MN 55423

Attention:	Hatim Tyabji
Chairman of the Board of Directors

Dear Hatim:

Since founding the Sound of Music in 1966 and opening the first Best Buy branded store in 1983, I have believed in Best Buy and its future.  It goes without saying that I care deeply about the company’s customers, employees and shareholders – and I will always do so.  As you know, since stepping down from the Board on June 7th, I have been actively exploring all available options for my ownership stake.  That exploration has reinforced my belief that bold and extensive changes are needed for Best Buy to return to market leadership and has led me to the conclusion that the company’s best chance for renewed success will be to implement these changes under a different ownership structure.

Over the last two months, I have done an extensive amount of work to develop a plan to address the company’s challenges, and I have had conversations with several premier private equity firms with deep experience in retail who are interested in a possible acquisition of Best Buy.  In addition, I have had discussions with highly-regarded former Best Buy senior executives, including Brad Anderson and Allen Lenzmeier, who have expressed an interest in rejoining Best Buy in this context.  As you are aware, Minnesota law requires that I receive permission from the Board of Directors before I reach any agreement with potential partners in this effort.  While I have not yet reached any such agreements, I am confident, based on my discussions to date, that I could in short order if the Board allows me to do so.

As you know, Hatim, I have made repeated requests to the Board for several weeks now to provide me with due diligence information and the consent to form a group required under Minnesota law. In your most recent communication to my advisors, you indicated that the Board would need an additional three weeks before it could consider my requests. I am submitting this letter in the hope that, with a concrete proposal in front of it, the Board will have a compelling basis on which to grant my requests and avoid further delay.

Based on my analysis of publicly available information, and subject to due diligence, I would propose to acquire all of the common stock of Best Buy for a purchase price in the range of $24.00 to $26.00 per share in cash.  This represents a very compelling opportunity for Best Buy shareholders, who would receive the certainty of an immediate all-cash premium of 36% to 47% for their shares based on the latest closing stock price of $17.64 on August 3, 2012.

The transaction would be financed through a combination of investments from private equity firms, my equity investment of approximately $1 billion, and debt financing.  Based on significant work done to date, Credit Suisse, who I have retained as my financial advisor, is highly confident that it can arrange the necessary debt financing.

With the Board’s agreement that I may work together with potential private equity partners and former senior executives, and with timely access to relevant non-public company information, I am confident that the necessary due diligence could be completed expeditiously and a binding agreement to acquire Best Buy could be reached quickly.  Of course, I am prepared to enter into a customary confidentiality agreement and begin work immediately.

Hatim, I cannot emphasize strongly enough how much I believe in Best Buy and its future, and how much I would welcome the opportunity to do what is best for shareholders and Best Buy.  I believe there is an urgent need for Best Buy to reinvigorate growth by reconnecting with today’s customers and building pathways to the next generation of consumers.  I feel that the transaction I am proposing would be a “win-win”, as it would allow shareholders to receive compelling value for their shares, and it would allow Best Buy to take the actions that it needs to take outside of the public sphere.  I believe that it is in our mutual interest to move as quickly and efficiently as possible and appreciate your prompt attention to this matter.

Of course, neither Best Buy nor I shall be subject to any binding obligation with respect to any transaction unless and until a definitive agreement is executed and delivered.

I look forward to your response at your earliest convenience.

Sincerely,

/s/ Richard M. Schulze

Richard Schulze

Contact:
George Sard/David Reno
Sard Verbinnen & Co.
(212) 687-8080